Filed by MiniMed Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 001-36820
Customer Facing Teams Employee Email
Date: September 14, 2026
Subject: Reactive Messaging: Exchange Offer
From: Regional RS inboxes
To: All Employees
Customer Facing Teams,
Today, Medtronic launched an exchange offer to split off its remaining equity interest in MiniMed (together with related transactions). You may read the attached email from Que that was shared this morning for more information.
Please review the below messaging for reactive use only.
Should you receive any external inquiries related to this matter that cannot be addressed using the below, please send to:
-Ryan Weispfenning (investor inquiries)
-Ashley Patterson (media inquiries)
Holding Statement - Reactive Only:
Today, we publicly filed a Form S-4 registration statement with the U.S. Securities and Exchange Commission—a required step toward MiniMed becoming an independent company. The filing contains detailed information about the exchange offer and related transactions. Please see the Form S-4 for full details.
Dos and Don’ts:
Don’t:
•Proactively bring it up
•Speculate or improvise
•Talk about this with other companies or other third-parties, including media, government officials or analysts and investors.
•As always, please escalate any inquiries to Investor Relations & Communications.
Do:
•Answer questions using our statement

•Should you receive any inquiries related to this matter that cannot be addressed using the below, please send to:
◦Ryan Weispfenning (investor inquiries)
◦Ashley Patterson (media inquiries)
Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic and MiniMed’s anticipated financial results, all other statements in this communication that are not historical facts, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this communication.
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities, nor a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (“Prospectus”). The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.

Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1-877 361-7972 (toll-free for shareholders) or +1-646 845-0146 (banks, brokers, and all others outside the United States).